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Austin Gold Projects Update

May 4, 2023

Summary

- AUST has received approval from the Bureau of Land Management ("BLM") for its planned drilling program at its Miller Project located at the southern end of the Carlin gold trend in Elko County, Nevada;

- AUST plans to drill the Miller Project in July, subject to weather conditions and drill rig availability;

- AUST is continuing to work with the State of Oregon to process the Exploration Permit for the Stockade Mountain Project, Malheur County, Oregon;

- AUST plans to drill Stockade Mountain in late spring or early summer, subject to permitting, weather conditions, and drill rig availability;

- AUST continues data compilation, evaluation, and drill targeting on its Lone Mountain Project, Elko County, Nevada;

- AUST has renegotiated the terms of the Option to Joint Venture Agreement on the Kelly Creek Project, Humboldt County, Nevada, reducing the expenditures to earn a 51% interest to C$2,500,000 from C$4,750,000, and total expenditures of C$5,000,000 to earn a 70% interest;

- The Company has terminated the mineral lease and option agreement for the Fourmile Basin Project as it no longer meets the objectives of the Company; and

- AUST is fully funded for the planned exploration programs discussed herein.

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) provides the following projects updates.

Austin has received approval from the BLM for its planned drilling program at its Miller Project located at the southern end of the Carlin gold trend in Elko County, Nevada.  The exploration target is Carlin-type gold mineralization hypothesized to occur beneath Quaternary gravels and Tertiary volcanic rocks that may be indicated by gold and multi-element biogeochemical anomalies.  The drilling program is scheduled to begin in July of this year, subject to drill contractor availability.

At the Stockade Mountain Project, Malheur County, Oregon, Austin is continuing to work with the Oregon Department of Geology and Mineral Industries to process the Exploration Permit application submitted in late 2022.  Stockade Mountain is a gold and silver exploration-stage project with a history of significant exploration work, most notably by BHP-Utah, Phelps Dodge and Placer Dome in the 1990s, followed by twenty years of little to no work.  Austin's drilling program is designed to test beneath the known high-level gold/silver-bearing stockworks mineralization for high-grade vein deposits formed deeper in the hydrothermal system.  Historical near-surface drill intercepts include 260 ft (79.2 m) averaging 0.937 grams per tonne ("g/t") Au from 150 - 410 ft (45.7 - 125 m).  Numerous other drill holes returned long intercepts of >0.2 g/t Au.  Subject to permitting, weather conditions, and drill rig availability, Austin plans to initiate drilling at Stockade Mountain in late spring or early summer.

Austin continues data compilation, evaluation, and drill targeting on its Lone Mountain Project, Elko County, Nevada.  The Lone Mountain property exposes one of about a dozen lower-plate carbonate windows through the regional Roberts Mountains thrust and related faults.  The large Carlin-type deposits at Carlin, Jerritt Canyon, and Cortez are localized in or near such carbonate windows.  Additionally, the Lone Mountain property is an Eocene intrusive complex, and such high-level intrusions have regionally been linked to a wide array of Eocene gold mineralization from Carlin-type and distal disseminated gold deposits to high-temperature Au-Ag-Cu-Zn skarns.

Austin has renegotiated the terms of the Option to Joint Venture Agreement on the Kelly Creek Project, Humboldt County, Nevada.  To earn a 51% interest, Austin must spend a cumulative total of C$2.5 million by June 30, 2025. This total includes the amount already incurred on the project by the Company, which is US$914,879 as of December 31, 2022. To earn an additional 19% (for a total of 70% interest for Austin) the Company must spend another C$2.5 million with no time limit, and pay the underlying property lease payments and BLM and county fees to keep the properties in good standing.  Austin continues to determine the best options for further exploration of the Kelly Creek Project.

As reported previously, the Company completed a drilling program on the Fourmile Basin Project, Nye County, Nevada. Five holes totalling 4,580 feet (1396 m) were drilled on BLM lands in the southern part of the project area.  The project no longer meets the objectives of the Company and it has been returned to the property vendors.

Austin Gold Corp. is fully funded for all planned exploration programs, having completed its initial public offering in May 2022.  Furthermore, Austin is actively reviewing other projects that may have exceptional discovery potential for economic gold/silver deposits.

Robert M. Hatch, the Qualified Person for Austin Gold as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has three projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County, and the Miller Project is on the Carlin gold trend in Elko County. Collectively, these Nevada properties comprise 110.2 km2 of unpatented and patented mining claims and mineral tenure.  In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Corporate Secretary

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Kelly Creek Project, the Stockade Mountain Property, the Miller Project, and the Lone Mountain Project including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.